Exhibit A

Dated 11 September 2025

SALE AND PURCHASE AGREEMENT

relating to the sale and purchase of 14,156,061 A shares of US$0.01 each in the capital of
TORM plc

OCM NJORD HOLDINGS S.À R.L.

and

HAFNIA LIMITED

Paul, Weiss, Rifkind, Wharton & Garrison LLP 20 Air Street London W1B 5AN, U.K.

THIS AGREEMENT is made on 11 September 2025

BETWEEN:

(1)
OCM NJORD HOLDINGS S.À R.L., a private limited liability company (société à responsabilité limitée) incorporated under the laws of the Grand Duchy of Luxembourg, with registered office at 26A Boulevard Royal, L-2449 Luxembourg, Grand-Duchy of Luxembourg and registered with the Luxembourg trade and companies register (Registre de commerce et des sociétés, Luxembourg) under number B176516 (the “Seller”); and

(2)
HAFNIA LIMITED, a company limited by shares registered under the laws of Singapore, with registration number 202440137E and whose registered office is at 10 Pasir Panjang Road, #18-01, Mapletree Business City, Singapore 117438 (the “Purchaser”),

(each, a “Party” and together, the “Parties”).

BACKGROUND

(A)
The Seller has agreed to sell, and the Purchaser has agreed to purchase and pay for, the Sale Shares (as defined in this Agreement), in each case on the terms and subject to the conditions of this Agreement.

1.	INTERPRETATION

1.1	In this Agreement:

“A Shares” means A shares of US$0.01 each in the capital of the Company;

“Antitrust Law” means any law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolisation or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition;

“Applicable Law” means any applicable statutes, common law, rules, ordinances, regulations, codes, orders, judgments, injunctions, writs, decrees, directives, governmental guidelines or interpretations having the force of law or bylaws, in each case of a Relevant Authority;

“Articles” means the articles of association of the Company as adopted by special resolution on 15 March 2016 and amended by special resolution on 14 April 2021;

“Business Days” means any day which is not a Saturday, a Sunday or a public holiday in New York (United States), Luxembourg (Luxembourg), Copenhagen (Denmark), Singapore (Singapore), Bermuda or London (United Kingdom);

“Call-In” has the meaning given in Clause 3.1.4;

“Call-In Notice” has the meaning given in Clause 3.1.4;

“Cede” means Cede & Co.;

“Chair Appointment Condition” has the meaning given in Clause 3.1.1;

“Claim” means any claim, action or demand of any nature whatsoever made against the Seller or any other member of the Seller Group in respect of or in relation to any matter in this Agreement;

“Closing Date” means the Business Day which is five Business Days after (and excluding) the date on which all of the Conditions have been satisfied or waived in accordance with this Agreement (or such other date as may be agreed in writing between the Seller and the Purchaser);

“Closing Rights” means all rights attaching to the Sale Shares at Closing, other than the right to receive and retain any Ordinary Course Pre-Closing Distribution;

“Closing” means the completion of the sale and purchase of the Sale Shares pursuant to Clause 4;

“Company” means TORM plc, a public limited company incorporated in England and Wales, whose registered number is 09818726 whose registered office is at 120 Cannon Street, London, United Kingdom, EC4N 6AS;

“Company Group” means the Company and each of its subsidiaries and subsidiary undertakings from time to time;

“Conditions” means the Chair Appointment Condition, the Transaction Integrity Condition, and the Regulatory Conditions and “Condition” means any one of them;

“Distribution” means any dividend, distribution and/or any other return of capital or value (including by way of share repurchases, share redemptions, bonus share issuances and/or capital decreases);

“Dividend Policy” means the Company’s current dividend policy as communicated to the market as per the date of this Agreement which states that the Company intends to distribute on a quarterly basis excess liquidity above a threshold liquidity level that will be determined as the sum of: (i) the product of liquidity requirement per vessel and the number of owned and leased vessels in the Company’s fleet as at the balance sheet day; and (ii) a discretionary element determined by the Company’s board of directors taking into consideration the Company’s capital structure, strategic opportunities, future obligations and market trends;

“DTC” means The Depository Trust Company;

“Encumbrance” means any mortgage, charge, pledge, lien, option, restriction, debenture, hypothecation, equitable right, power of sale, retention of title, right of first refusal, right of pre-emption, third-party right or interest, or other encumbrance or security interest having similar effect, or an agreement, arrangement or obligation to create any of the above (but in each case, excluding any legal or technical arrangement that is required to facilitate the listing, trading and settlement of the Sale Shares on Nasdaq Copenhagen and/or Nasdaq New York, including any interest held by Cede, DTC or any similar nominee or depository entity);

“Foreign Direct Investment Law” means any law designed to prohibit, restrict, regulate, or screen: (i) foreign direct investments into any jurisdiction; or (ii) investments on national security grounds in any jurisdiction (including CFIUS and national legislation issued in accordance with the EU framework for foreign direct investment screening);

“Initial Regulatory Condition(s)” has the meaning given in Clause 3.1.3;

“LCIA” has the meaning given in Clause 16.2.1;

“Long Stop Date” means 11 February 2026 (or such other date as the Seller and the Purchaser may agree in writing from time to time), provided that the Long Stop Date shall automatically be postponed for one month in the event that either the Purchaser or the Seller receives a Call-In Notice or a Subsequent Regulatory Condition is otherwise identified pursuant to Clauses 3.1.5(a) or 3.1.5(b) between 11 December 2025 and 11 February 2026;

“Market Abuse Regulation” means Regulation (EU) 596/2014 and related directives as they form part of the laws of the European Union and of Denmark and/or Norway, as applied and interpreted in the manner revised by the EU Listing Act (following entry into force of its provisions) and applicable delegated regulations and directives of the European Union, or any other applicable law in Denmark and/or Norway prohibiting “market abuse” or “insider dealing” (or their equivalent) in the securities or other financial instruments of the Company;

“Material Adverse Effect” means Regulatory Remedy Action(s), which if accommodated and implemented would, individually or in the aggregate, result in the Purchaser Group having to forego, divest or otherwise transfer to a third party assets or rights representing a value of more than US$100,000,000 (measured on a fair market value basis);

“Nominee” means the individual selected by the Seller, in consultation with the Purchaser, in accordance with Clause 3.5 (or any alternative individual so proposed at a later stage, provided the Purchaser has first been consulted regarding, and reasonably in advance of, such change), provided that such individual: (i) is reasonably considered to be independent from the Seller and the Purchaser pursuant to the corporate governance standard applicable to the Company; and (ii) is not prohibited from serving as a director and/or chair of the Company under Applicable Law;

“Non-Ordinary Course Pre-Closing Distribution” has the meaning given in Clause 2.5.1;

“Ordinary Course Pre-Closing Distribution” means any Distribution that, in the ordinary course and in accordance with both the Dividend Policy and past practice and the principles applied by the Company since 1 September 2023, is announced, declared, made, paid or becomes payable in respect of the Sale Shares prior to Closing;

“Purchaser Group” means the Purchaser, its subsidiaries and subsidiary undertakings from time to time, any holding company of the Purchaser and all other subsidiaries or subsidiary undertakings of any such holding company;

“Regulation S” has the meaning given to it in Clause 6.4.1;

“Regulatory Condition” has the meaning given in Clause 3.1.4;

“Regulatory Filings” has the meaning given in Clause 3.8;

“Regulatory Remedy Actions” has the meaning given in Clause 3.11;

“Regulatory Screening” means the Purchaser’s good faith assessment of whether the Transaction will be subject to mandatory filing requirements from one or more Relevant Authorities pursuant to applicable Antitrust Law, Foreign Direct Investment Law or any other relevant regulatory regime under the purview of a Relevant Authority;

“Regulatory Screening Date” has the meaning given in Clause 3.10;

“Relevant Authority” means any central bank, ministry, governmental, quasi- governmental, supranational, statutory, court, regulatory, stock exchange, administrative or investigative body, agency or authority, including those exercising powers in relation to anti-trust, competition or merger control, regulatory (including financial regulatory), taxing, importing or foreign investment matters, or any other authority, trade agency, association, institution or professional or environmental body, in any relevant jurisdiction;

“Sale Shares” means 14,156,061 A shares of US$0.01 each in the capital of the Company corresponding to approximately 14.45% of TORM’s issued share capital, as adjusted for any share splits and/or consolidations of shares in the Company prior to Closing;

“Securities Act” has the meaning given to it in Clause 6.4.1;

“Seller Group” means the Seller, OCM Luxembourg OPPS VIIIb S.à r.l., Oaktree Opportunities Fund VIIIb (Parallel), L.P., Oaktree Opportunities Fund VIIIb, L.P. and each of their respective subsidiaries and subsidiary undertakings from time to time (but excluding the Company and any portfolio companies of funds managed or advised by Oaktree Capital Management, L.P.);

“Seller’s Bank Account” means such account as the Seller may notify to the Purchaser in accordance with Clause 12, at least five Business Days before the Closing Date;

“Surviving Clauses” means Clauses 7, 8, 9, 11, 12, 13, 14, 15 and 16;

“Subsequent Regulatory Condition(s)” has the meaning given in Clause 3.1.4;

“Tax” or “Taxes” means any tax, levy, tariff, impost, duty, and any charge, contribution, withholding or assessment in the nature of tax, including income, corporation, gross receipts, value added, sales, use, excise, stamp, registration, documentary, transfer, franchise, payroll, employment, social security, national insurance, net wealth, capital gains, property and customs taxes, and any interest, penalties, surcharges or additions relating thereto, in each case imposed by any Tax Authority;

“Tax Authority” means any Relevant Authority competent to assess or impose any liability in respect of Tax or responsible for the administration or collection of Tax or enforcement of any laws in relation to Tax;

“Transaction” means the transactions contemplated by this Agreement and any other Transaction Document, including the sale by the Seller, and the purchase by the Purchaser, of the Sale Shares pursuant to this Agreement;

“Transaction Documents” means this Agreement and any other document entered into or to be entered into pursuant to this Agreement;

“Transaction Integrity Condition” means the Condition set out in Clause 3.1.2;

“VAT” means: (i) any Tax imposed pursuant to the Value Added Tax Act 1994; (ii) any Tax imposed in compliance with European Council Directive 2006/112/EC of 28 November 2006 on the common system of value added tax and any national legislation in a member state of the European Union implementing that Directive; and (iii) any other Tax, whenever and wherever imposed, of a similar nature to the foregoing levied by reference to added value, sales, consumption, goods and services or turnover, whether imposed in the United Kingdom or in a member state of the European Union in substitution for, or levied in addition to, such Tax referred to in paragraph (i) or (ii) above, or imposed elsewhere; and

“Warranties” means the warranties set out in Clauses 6.1 to 6.5 (inclusive) and “Warranty” means any of them.

1.2	General interpretation rules

1.2.1	Unless the context otherwise requires, references to one gender include all other genders and no gender, and references to the singular include the plural and vice versa.

1.2.2
References to a “person” include any individual, company, partnership, joint venture, firm, association, trust, governmental or regulatory authority, unincorporated association or other body or entity (whether or not having separate legal personality).

1.2.3
References to a “body corporate”, “holding company”, “parent undertaking”, “subsidiary” and “subsidiary undertaking” shall have the meanings given in the Companies Act 2006 and references to a “company” include any company, corporation or other body corporate, wherever and however incorporated or established.

1.2.4
References to “this Agreement” shall include any recitals and schedules to it and references to “Clauses” are to clauses of this Agreement. The table of contents and headings are inserted for convenience only and do not affect the construction and interpretation of this Agreement.

1.2.5	References to “US$” are to the United States dollar.

1.2.6
Unless expressly stated otherwise, references to any document (including this Agreement), or to a provision in a document, shall be construed as a reference to such document or provision as amended, supplemented, modified, restated or novated from time to time.

1.2.7	References to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.2.8
References to “to the extent that” (and similar expressions) shall indicate a matter of degree and not be solely synonymous with “if”. The words “including”, “include”, “in particular” and words of similar effect shall not be deemed to limit the general effect of the words that precede them.

1.2.9	Words introduced by the word “other” shall not be given a restrictive meaning because they are preceded by words referring to a particular class of acts, matters or things.

1.2.10
References to any English legal term shall, in respect of any jurisdiction other than England and Wales, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction.

1.2.11	References to any statute or statutory provision include:

(a)	that statute or provision as from time to time modified or re-enacted whether before or (unless expressly stated otherwise) after the date of this Agreement;

(b)	any past statute or statutory provision (as from time to time modified or re-enacted) which such statute or statutory provision has directly or indirectly replaced; and

(c)	any subordinate legislation made from time to time under that statute or statutory provision,

except to the extent of which any statute, statutory provision or subordinate legislation made or enacted after the date of this Agreement would create or increase the liability of any Party under this Agreement.

1.2.12	Unless expressly stated otherwise, references to times of the day are to London, United Kingdom time.

2.	SALE AND PURCHASE

2.1
Subject to the terms of this Agreement, the Seller shall sell with full title guarantee, free from all Encumbrances and together with the Closing Rights, the Sale Shares to the Purchaser, and the Purchaser shall purchase such Sale Shares, with effect from Closing. In the event any share splits and/or share consolidations are implemented in the Company prior to the Closing, the number of Sale Shares shall be adjusted accordingly.

2.2	The Seller waives, subject to Closing, any rights of pre-emption or any other restrictions on transfer conferred upon it with respect to the Sale Shares, whether under the Articles or otherwise.

2.3
The total consideration for the sale of the Sale Shares shall be the payment by the Purchaser of an amount equal to US$311,433,342.00 in cash, corresponding to a consideration of US$22.00 per Sale Share (the “Purchase Price”) in accordance with Clause 4. In the event any share splits and/or share consolidations are implemented in the Company prior to the Closing, the price per Sale Share shall be adjusted accordingly. The Purchase Price shall not, other than as specifically provided in this Clause 2.3 and Clauses 2.5 and 9 of this Agreement, be subject to any adjustments, whether upwards or downwards.

2.4
If any Ordinary Course Pre-Closing Distribution is received by the Purchaser on or following Closing, the Purchaser shall not be entitled to retain such Ordinary Course Pre-Closing Distribution and shall instead ensure that the full amount of such Ordinary Course Pre-Closing Distribution is paid in full in cash in same day immediately available funds to the Seller’s Bank Account as soon as practicable (and in any event, within two Business Days of receipt of the relevant Ordinary Course Pre-Closing Distribution). For the avoidance of doubt, the payment by the Purchaser of any Ordinary Course Pre-Closing Distribution in accordance with this Clause 2.4 shall not give rise to any adjustment or deduction to the Purchase Price, or entitle the Purchaser to any refund of any portion of the same.

2.5	In the event that:

2.5.1
any Distribution which is not an Ordinary Course Pre-Closing Distribution (a “Non-Ordinary Course Pre-Closing Distribution”), is announced, declared, made, paid or becomes payable in respect of the Sale Shares prior to Closing; and

2.5.2	the Sale Shares are transferred to the Purchaser ex-dividend (meaning without the right to receive the relevant Non-Ordinary Course Pre-Closing Distribution),

the Purchase Price shall be decreased correspondingly on a per Sale Share US$-for- US$ basis (or, in the case of any Non-Ordinary Course Pre-Closing Distribution that is not made or paid in cash, decreased by a corresponding amount on a per Sale Share basis equal to the fair market value of such Non-Ordinary Course Pre-Closing Distribution on a per A Share basis at the time the relevant Distribution is made or paid).

3.	CONDITIONS

3.1
Closing and the sale and purchase of the Sale Shares pursuant to this Agreement is in all respects conditional upon the satisfaction or waiver (as applicable) of the following Conditions on or before the Long Stop Date:

3.1.1
the appointment of the Nominee as both a director of the Company and chair of the Company’s board of directors, which shall include circumstances where such appointments are made conditional upon and/or are expressed to take effect from or immediately after Closing (the “Chair Appointment Condition”);

3.1.2
that no new material transactions or arrangements concerning the Company that are not on arm’s-length terms and with a value in excess of US$1,000,000.00 or in the event of multiple transactions, an aggregate value in excess of US$5,000,000.00 (including share issuances below market price, except for ordinary course grants or issuance of securities pursuant to existing share, option or similar incentive programs or schemes, are approved or implemented between the date of this Agreement and Closing (the “Transaction Integrity Condition”);

3.1.3	the receipt of the following authorisations, consents, regulatory approvals or rulings:

(a)	authorisation for a foreign direct investment and to complete the Transaction pursuant to the Danish Investment Screening Act (Consolidated Act No. 1256 of 27 October 2023), as amended; and

(b)	approval of the Transaction by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE) in Brazil, pursuant to Law No. 12,529/2011 and related regulations,

(each, an “Initial Regulatory Condition”).

3.1.4
any applicable waiting period (and any extension thereof) shall have expired or been earlier terminated and/or any applicable approvals or clearances shall have been obtained by the Purchaser, as relevant, under the Antitrust Law and/or Foreign Direct Investment Law of any jurisdiction and/or pursuant to any other regulatory regime requiring review and approval required by a Relevant Authority in any jurisdiction for the completion of the Transaction (provided, in each case, the relevant waiting period, approval and/or clearance is of a mandatory and suspensory nature), including for the avoidance of doubt any situation where a Relevant Authority has called in the Transaction for review and required the Transaction to be approved despite a mandatory filing not having been identified during the Regulatory Screening (a “Call-In” and a notice for a Call-In received from a Relevant Authority, a “Call-In Notice”), provided in each case that the Purchaser no later than upon the Regulatory Screening Date in good faith determines (with the consent of the Seller, acting reasonably) (a) that such approvals or clearances of the Transaction contemplated by this Agreement in the relevant jurisdictions are material to the Purchaser, acting reasonably, and should therefore be obtained prior to Closing; and (b) in respect of the relevant jurisdictions where a Call-In, in the reasonable opinion of the Purchaser, is possible, taking into account the activities of the Purchaser Group and Company Group, and accordingly such jurisdiction shall be subject to proactive steps as contemplated by Clause 3.15 (the “Subsequent Regulatory Condition(s)”, and together with the Initial Regulatory Conditions, the “Regulatory Conditions”).

3.1.5	After the passing of the Regulatory Screening Date, the Purchaser shall only be entitled to add additional approvals or clearances to the Subsequent Regulatory Conditions if either:

(a)
any information provided by the Seller Group or the Company Group to the Purchaser in fulfilment of requests made by the Purchaser for the purpose of the Purchaser’s determination of the approvals or clearances comprised by the Subsequent Regulatory Conditions is materially incorrect or materially incomplete, and the Purchaser upon the receipt of the correct or complete information from the Seller Group or the Company Group in good faith determines (with the consent of the Seller, acting reasonably) that any such additional approvals or clearances are material to the Purchaser, acting reasonably, and should therefore be obtained prior to Closing; or

(b)
any Antitrust Law and/or Foreign Direct Investment Law and/or any other regulatory regime of any jurisdiction is changed after the date of this Agreement to require any additional approval or clearance of the Transaction which the Purchaser could not have reasonably known before the Regulatory Screening Date and which in the good faith determination of the Purchaser (having taken into account the Seller’s comments) are material to the Purchaser, acting reasonably, and should therefore be obtained prior to Closing.

3.2
Each of the Chair Appointment Condition and the Transaction Integrity Condition may only be waived by the Purchaser in its sole discretion. The Regulatory Conditions may only be waived with the agreement in writing of the Seller and the Purchaser.

3.3
Neither Party shall, and shall procure that neither the Purchaser Group (in the case of the Purchaser) nor the Seller Group (in the case of the Seller) shall, take any action that would be reasonably likely, individually or in the aggregate, to prevent, impair, prejudice or materially delay the satisfaction of the Conditions, the consummation of the Transaction or would otherwise be inconsistent with the terms of this Agreement (which shall include entering into any transaction or commercial arrangement, or agreeing to effect any transaction or commercial arrangement (including any acquisition) which would be reasonably likely to prejudice the Regulatory Conditions from being satisfied on or before the Long Stop Date).

3.4
If any Condition is not satisfied or waived on or before the Long Stop Date, this Agreement shall (unless otherwise agreed in writing between the Parties) automatically terminate and cease to have effect, save that the Surviving Clauses and any rights and liabilities that have accrued before such termination (including any claim for breach of any obligation contained in this Clause 3) shall continue in full force and effect.

Chair Appointment Condition

3.5	Unless the Chair Appointment Condition is waived by the Purchaser, the Seller shall:

3.5.1	reasonably promptly following the date of this Agreement, select a Nominee to be appointed as a director of the Company and chair of the Company’s board of directors;

3.5.2	reasonably prior to the selection and nomination of a Nominee, consult with the Purchaser regarding the selection of the proposed Nominee;

3.5.3	obtain written confirmation from the Nominee stating that they are willing to be appointed to the Company’s board of directors; and

3.5.4
following consultation with the Purchaser, use all reasonable endeavours to satisfy or procure the satisfaction of the Chair Appointment Condition (including, if necessary, requisitioning a shareholder meeting of the Company to consider the appointment and/or resignation of directors of the Company in accordance with the Articles) as soon as reasonably practicable following the selection of the Nominee and in any event on or before the Long Stop Date.

3.6
Each Party shall, as soon as reasonably practicable following a request from the other, the Company and/or their respective advisers, and in any event sufficiently in advance of any applicable deadline, provide all information, materials and assistance relating to the Nominee, the Purchaser Group and/or the Seller Group that is required by Applicable Law or the Articles to be provided and/or disclosed, or that the Seller or the Purchaser otherwise reasonably considers desirable to provide and/or disclose, in connection with the satisfaction of the Chair Appointment Condition.

The Regulatory Conditions

3.7	The Parties shall cooperate in a timely manner in the preparation of any documents and information required for finalising the Regulatory Screening and satisfying the Regulatory Conditions.

3.8
The preparation of relevant applications and submissions of information and all other communications with any Relevant Authority in relation to the Regulatory Conditions (the “Regulatory Filings”) shall be led by the Purchaser and its legal counsel, in consultation with the Seller and its legal counsel (save that the Seller shall make any applications and submissions that it is required to make under Applicable Law).

3.9
The Purchaser shall be in control of the final content of any substantive oral or written communications with any applicable Relevant Authority and lead all proceedings and coordinate all activities with respect to seeking any actions, consents, approvals, or waivers in connection with any required application, provided always that the Purchaser shall:

3.9.1
promptly notify and provide the Seller or its legal advisors with drafts of all written communications intended to be sent and a summary of all material oral communications intended to be made to any Relevant Authority, in each case sufficiently in advance of the Regulatory Filings or any applicable time limits;

3.9.2
without prejudice to the generality of Clause 3.9, the Purchaser shall in good faith take into account any comments or suggestions made by the Seller or its legal advisers with respect to such written or oral communications with any Relevant Authority; and

3.9.3
the Purchaser shall give the Seller and its legal advisors reasonable notice of all meetings, calls and interactions with the any Relevant Authority and provide the Seller and its legal advisors an opportunity to attend the same, unless prohibited by applicable law or otherwise directed by a Relevant Authority.

3.10	The Purchaser shall, and shall procure that each member of the Purchaser Group shall:

3.10.1
use all reasonable endeavours to procure that the Regulatory Screening is finalised as soon as reasonably practicable and in any case within 10 Business Days of the date of this Agreement (the “Regulatory Screening Date”);

3.10.2
subject to Clause 3.11, use all reasonable endeavours to procure that the Regulatory Conditions are satisfied as soon as reasonably practicable and in any event on or before the Long Stop Date including at its sole cost, if required to do so to procure the satisfaction of the Regulatory Conditions, taking reasonable steps to avoid: (i) any declaration of incompleteness by any Relevant Authority, and (ii) any suspension of any review period by a Relevant Authority;

3.10.3	subject to Clause 3.11, use all reasonable endeavours to take all actions required to satisfy the Regulatory Conditions; and

3.10.4
keep the Seller promptly informed as to progress towards the satisfaction of the Regulatory Conditions and notify the Seller in writing as soon as reasonably practicable after it becomes aware that any applicable waiting period has expired or been earlier terminated or any approval or clearance granted or satisfied by any Relevant Authority with respect to the Regulatory Conditions (together with reasonable evidence).

3.11
In the event that any Relevant Authority decides that the Transaction cannot be approved or cleared, and consequently that the Regulatory Conditions cannot be satisfied, without divestments, disposals, conditions, remedies, obligations, terms, undertakings, commitments, measures or modifications (“Regulatory Remedy Actions”), the Purchaser shall accept each such Regulatory Remedy Action, save where such Regulatory Remedy Action would have a Material Adverse Effect on the Purchaser Group and provided that the offering or acceptance of such Regulatory Remedy Actions is within the Purchaser’s control. Further, the Purchaser shall in no event be obliged to take or effectuate any Regulatory Remedy Actions that are required to be implemented prior to Closing or are otherwise not conditional upon Closing occurring.

3.12
Notwithstanding anything to the contrary herein, nothing in this Agreement shall require the Purchaser to take any Regulatory Remedy Action with respect to any assets, businesses or interests other than those of the Purchaser or the Purchaser Group. For the avoidance of doubt, nothing in this Agreement shall require the Purchaser to, and the Purchaser will not, accept any Regulatory Remedy Action that would involve or otherwise require any Regulatory Remedy Action of the Company or the Company’s consolidated subsidiaries or any direct or indirect shareholder of the Purchaser or any of such direct or indirect shareholders’ affiliates, excluding the Purchaser and the Purchaser Group.

3.13
Without prejudice to the generality of the Seller’s obligations under Clause 3.7, The Seller shall, and shall use all reasonable endeavours to procure that each member of the Seller Group as well as the Company shall:

3.13.1	assist the Purchaser with any applicable filings and submissions needed to satisfy the Regulatory Conditions as reasonably requested by the Purchaser;

3.13.2
as soon as reasonably practicable following a request from the Purchaser and/or its advisers, and in any event sufficiently in advance of any applicable deadline, (i) itself provide and (ii) use all reasonable endeavours to procure that the Company provides all information and materials reasonably required for the Regulatory Screening and the making or submission of any filings, notifications, communications or materials to a Relevant Authority in relation to the Regulatory Conditions; and

3.13.3
in relation to any information which in the opinion of the Seller (acting reasonably) would be of importance to the Regulatory Screening and/or the making or submission of any filings, notifications, communications or materials to a Relevant Authority in relation to the Regulatory Conditions promptly after the Seller or any member of the Seller Group becoming aware of the existence of such relevant information promptly notify the Purchaser hereof, and provide the Purchaser with, such information.

3.14	Without prejudice to the generality of the Purchaser’s obligations under Clause 3.7, the Purchaser shall, and shall procure that each member of the Purchaser Group shall:

3.14.1
subject to finalisation of the Regulatory Screening, file and submit, or procure the filing and submission of the Regulatory Filings in connection with the Regulatory Conditions to each Relevant Authority (and shall pay all fees and expenses associated with the same incurred by the Seller and any member of the Seller Group) as soon as reasonably practicable and in any event within 20 Business Days of this Agreement, except for any Call-In jurisdictions, provided in each case that the Purchaser receives any required and relevant information from the Seller and the Company pursuant to Clause 3.13 reasonably in advance of the deadline of 20 Business Days;

3.14.2
promptly deal with all requests and enquiries from any Relevant Authority in connection with satisfying the Regulatory Conditions and promptly provide all information and materials required by any Relevant Authority in connection with satisfying the Regulatory Conditions;

3.14.3	in respect of any material communications by or on behalf of the Purchaser, or any member of the Purchaser Group, with any Relevant Authority in connection with the Regulatory Conditions:

(a)
promptly notify the Seller of any material communication (whether written or oral) received from any Relevant Authority in connection with the Regulatory Conditions and provide the Seller or, as appropriate pursuant to applicable Antitrust Law, on a counsel-to-counsel basis the Seller’s legal advisers, with copies of any such written communications and written summaries of any such oral communications (except if the Seller or its advisers were present at the relevant call or meeting);

(b)
provide the Seller or, as appropriate pursuant to applicable Antitrust Law, on a counsel-to-counsel basis the Seller’s legal advisers, with drafts of all material written communications or summaries of all material oral communications intended to be sent or made to any Relevant Authority in connection with the Regulatory Conditions and give the Seller a reasonable opportunity to comment on the contents of such intended communications and take into account its reasonable comments and requests in relation to the same; and

(c)
provide the Seller with reasonable notice of any call and/or meeting with any Relevant Authority in connection with the Regulatory Conditions and an opportunity to participate, or to have its advisers participate, in such call and/or meeting, except to the extent a Relevant Authority expressly requests that the Seller or the Seller’s advisers do not to participate in a call or meeting or if prohibited by Applicable Law.

3.15
Subject to finalisation of the Regulatory Screening and with respect to any Call-In jurisdictions, the Seller and Purchaser shall cooperate in good faith to consult the Relevant Authorities to determine whether a filing is required and use reasonable endeavours to procure that such consultation occurs as soon as reasonably practicable thereafter and in any case, within 20 Business Days from the date of this Agreement. In the event that the Relevant Authority of such Call-In jurisdiction confirms that no filing is required, expiry or early termination of any applicable waiting period (and any extension thereof) and/or any applicable approvals or clearances from the Relevant Authority of the relevant Call-In jurisdiction shall no longer constitute a Subsequent Regulatory Condition.

3.16
If a Party at any time becomes aware of anything that is reasonably likely to prevent the Regulatory Conditions from being satisfied, it shall inform the other Party of the matter as soon as reasonably practicable and keep the other Party apprised of the status of such matter.

3.17
Nothing in Clauses 3.7 to 3.14 (inclusive) shall require a Party to disclose, or procure the disclosure of, commercially sensitive or legally privileged information regarding itself, the Company or any member of the Seller Group (in the case of the Seller) or the Purchaser Group (in the case of the Purchaser) to another Party, except to the extent that it is necessary to ensure that the Regulatory Conditions and any of its obligations under Clauses 3.7 to 3.14 (inclusive) are satisfied, in which case such disclosure shall be on a confidential external counsel-to-counsel basis only and/or provided on a redacted basis (provided the disclosing Party acts reasonably in identifying such information for redaction).

4.	CLOSING

4.1
Closing shall take place remotely via electronic exchange of documents and signatures by or on behalf of the Parties (or at such other location or in such other manner as may be agreed in writing between the Seller and the Purchaser) on the Closing Date.

4.2	On the Closing Date:

4.2.1	the Seller shall procure delivery and registration of the Sale Shares to a securities account in the name of the Purchaser as notified by the Purchaser; and

4.2.2	the Purchaser shall procure payment of the Purchase Price by electronic transfer in same day immediately available funds to the Seller’s Bank Account.

4.3
No later than five Business Days prior to the Closing Date, each Party shall provide the other Party with a statement in writing of the relevant details and instructions and any other information required to settle the Transaction in accordance with this Clause 4.

4.4
All documents and payments received by a Party from another in connection with Closing shall, unless the sending Party expressly states otherwise, be held by the recipient Party to the order of the sending Party until such time as:

4.4.1	all documents required to be delivered to the Purchaser at Closing in accordance with Clause 4.2.1 have been delivered; and

4.4.2
an amount equal to the Purchase Price has been paid in accordance with Clause  4.2.2 and duly received by the Seller in immediately available funds in the Seller’s Bank Account, in which case the documents and payments received in connection with Closing shall cease to be held to the order of the person delivering them, shall be released, and Closing shall have taken place.

4.5
If a Party fails to comply with their obligations under Clause 4.2 on the Closing Date, the Seller (in the case of a breach by the Purchaser) and the Purchaser (in the case of a breach by the Seller) shall be entitled (in addition to and without prejudice to all other rights or remedies available, including the right to claim damages) by written notice to the other Party:

4.5.1
to defer the Closing and the Closing Date for a period of up to ten Business Days after the initial Closing Date and this Clause 4 shall apply to such deferred Closing and such deferred Closing Date, provided that the Closing Date can only be deferred once by a Party; or

4.5.2
to terminate this Agreement, in which case this Agreement shall cease to have effect, save that the Surviving Clauses and any rights and liabilities that have accrued before such termination shall continue in full force and effect.

4.6	Save as provided in Clause 3.4 and Clause 4.5.2, there are no other circumstances in which a Party shall be entitled to terminate this Agreement.

5.	PRE-CLOSING CONDUCT OF BUSINESS

5.1	Between the date of this Agreement and Closing, the Seller undertakes that it shall:

5.1.1	not exercise its voting rights or any other powers vested in it from time to time in its capacity as a shareholder of the Company to:

(a)
restrict or prevent the Company and its direct and indirect subsidiaries from being operated in the ordinary course of business consistent with past practice and/or the current business of the Company; or

(b)
approve any matters put to shareholders of the Company in accordance with Article 137 of the Articles without the consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed); and

5.1.2
in each case save with the consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), use all reasonable endeavours, including exercising its voting rights and using any other powers vested in it from time to time in its capacity as a shareholder of the Company, to procure that:

(a)	the Company does not change its Dividend Policy, its financial calendar and the dates for the issuance of its financial statements;

(b)
that no demerger or spin-out transaction is approved, any new share class is created and/or any amendment is made to, or any reclassification is conducted of, the Company’s existing share classes and the rights and obligations associated therewith;

(c)	no transactions or series of connected transactions with an aggregate value in excess of US$1,000,000.00 between any member of the Company Group and the Seller Group are approved;

(d)	no material change in the business of the Company Group taken as a whole is approved;

(e)
no sale of Company Group assets in one, or a series of connected, transactions, comprising, individually or in the aggregate, in any one calendar year period, of more than 35% of the gross assets of the Company Group, determined by reference to the Company’s most recent consolidated audited accounts at the time of such approval is approved; and/or

(f)
any merger or consolidation involving a member of the Company Group is approved where the gross value of the assets or EBITDA immediately before completion of such merger or consolidation, multiplied by the Company Group’s percentage ownership of the consolidated or merged entity which is being acquired is 50% or more than the gross value of the assets or EBITDA (as applicable) of the Company Group immediately before completion of such merger or consolidation, determined in each case by reference to the most recent consolidated audited accounts of the Company and of the merged or consolidated entity at the time of such approval but applying, in each case, the accounting principles set out in the Company’s most recent consolidated audited accounts at the time of such approval.

5.1.3
In the event that the Seller transfers any of its shares in the Company (other than the Sale Shares) to an affiliate of the Seller, the Seller shall procure that the transferee of such shares in the Company complies with the obligations set out in Clauses 5.1.1 and 5.1.2.

5.2	Nothing in Clause 5.1 shall prevent any matter or action required, in the reasonable opinion of the Seller, to be undertaken:

5.2.1
to comply with Applicable Law or taken in the case of any emergency, disaster or other serious incident or circumstance with the intention of minimising any adverse effect on the Seller or the Company;

5.2.2	to comply with any obligation, commitment or arrangement of or relating to any member of the Seller Group existing on or before the date of this Agreement; or

5.2.3
as expressly permitted by or required to give effect to and to comply with, this Agreement or any other Transaction Document or undertaken at the written request, or with the written consent (such consent not to be unreasonably withheld or delayed), of the Purchaser.

5.3	No Claim of any nature whatsoever may be brought under this Agreement in respect of any breach of the obligations in this Clause 5 unless and until Closing has occurred.

6.	WARRANTIES

6.1	The Seller warrants to the Purchaser that as at the date of this Agreement and the Closing Date (by reference to the facts and circumstances then existing):

6.1.1	it has valid beneficial title to the Sale Shares and valid title to depositary receipts representing the Sale Shares; and

6.1.2
in each case, there is no Encumbrance on or over any of the Sale Shares and there is no agreement or commitment to give or create any such Encumbrance and, no claim has been made by any person towards the Seller to be entitled to any such Encumbrance.

6.2
The Seller warrants to the Purchaser that as at the date of this Agreement, the Seller is not (after having made due inquiry with the board member of the Company appointed by and representing the Seller) aware of any inside information relating to the Company or the Company’s financial instruments within the meaning of the Market Abuse Regulation or any material non-public information with respect to the Company for the purposes of the U.S. Securities Exchange Act of 1934, as amended, except any inside information or material non-public information relating to this Agreement and the Transaction.

6.3
The Purchaser warrants to the Seller that its obligations to complete the purchase of the Sale Shares are not subject to, or conditional upon, obtaining any debt or equity financing from any source outside of the Purchaser Group, and the Purchaser has and will have sufficient funds to pay to the Seller the Purchase Price in full in cash at Closing.

6.4	The Purchaser represents, warrants and agrees as follows:

6.4.1
it acknowledges that: (i) the offer and sale of the Sale Shares has not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and is being made in reliance upon Rule 903 of Regulation S under the Securities Act (“Regulation S”); and (ii) the Seller is relying upon the representations, warranties and agreements of the Purchaser contained herein;

6.4.2	the Purchaser certifies that it is not a U.S. person (as defined in Regulation S) and is not acquiring the Sale Shares for the account or benefit of any U.S. person;

6.4.3
the Purchaser agrees to resell the Sale Shares only: (i) in accordance with the provisions of Regulation S; (ii) pursuant to registration under the Securities Act; or (iii) pursuant to an available exemption from registration; and

6.4.4	the Purchaser agrees not to engage in any hedging transactions with regard to the Sale Shares unless in compliance with the Securities Act.

6.5	Each Party warrants to the other Party that as at the date of this Agreement and as at the Closing Date (by reference to the facts and circumstances then existing):

6.5.1
it is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation and has the requisite capacity, power and authority to enter into and perform the obligations expressed to be assumed by it under this Agreement;

6.5.2
it has obtained or satisfied all corporate, regulatory and other approvals, and any other conditions, necessary to execute, and perform its obligations under this Agreement and any Transaction Documents which are to be entered into by it;

6.5.3	its obligations under this Agreement constitute legal, valid and binding obligations of it and the execution and delivery of, and the performance of its obligations under, this Agreement will not:

(a)	result in a material breach of any provision of its constitutional documents;

(b)	result in a material breach of, or constitute a default under, any instrument to which it is a party or by which it is bound; or

(c)	result in a breach of any order, judgment or decree of any court or governmental agency to which it is a party or by which it is bound; and

6.5.4
it is not insolvent or bankrupt under the laws of the jurisdiction of its incorporation or unable to pay its debts within the meaning of section 123(1) or
(2) of the Insolvency Act 1986 (or the equivalent laws of any applicable jurisdiction); and

6.6	Each of the Warranties shall be construed as a separate and independent warranty and shall not be limited or restricted by reference to any other Warranty.

6.7
Notwithstanding that the Purchaser or a member of the Purchaser’s Group becomes aware at any time that there has been any breach of the Warranties provided by the Seller or any other term of this Agreement or that there may be a Claim against the Seller, the Purchaser shall not be entitled to rescind this Agreement or treat this Agreement as terminated. The Purchaser waives all and any rights of rescission in respect of this Agreement it may have (howsoever arising or deemed to arise), other than any such rights in respect of fraud.

6.8
Notwithstanding that the Seller or a member of the Seller’s Group becomes aware at any time that there has been any breach of the Warranties provided by the Purchaser or any other term of this Agreement or that there may be a Claim against the Purchaser, the Seller shall not be entitled to rescind this Agreement or treat this Agreement as terminated. The Seller waives all and any rights of rescission in respect of this Agreement it may have (howsoever arising or deemed to arise), other than any such rights in respect of fraud.

6.9
Except in the case of fraud, each Party acknowledges that it does not rely on and has not been induced to enter into this Agreement on the basis of any warranties, representations, covenants, undertakings, indemnities or other statements whatsoever, other than the Warranties and acknowledges that none of the other Party, any member of the Seller Group or the Purchaser Group, as applicable or any of their respective directors, officers, employees, advisers or agents has given any such warranties, representations, covenants, undertakings, indemnities or other statements.

6.10
Notwithstanding anything else in this Agreement, the total aggregate liability (including any applicable interest and costs) of the Seller or the Purchaser under this Agreement shall not in any event exceed an amount equal to the Purchase Price.

7.	CONFIDENTIALITY

7.1	Subject to Clause 7.2, each Party shall treat as strictly confidential, and not disclose or use, any information which relates to:

7.1.1	the existence and the provisions of this Agreement and any agreement entered into pursuant to this Agreement;

7.1.2	the negotiations relating to this Agreement and any agreement entered into pursuant to this Agreement;

7.1.3	in the case of the Purchaser, the Company, the Seller or any member of the Seller Group and or its or their business, financial and other affairs (including future plans and targets); or

7.1.4
in the case of the Seller, the Purchaser or any member of the Purchaser Group and or its or their business, financial and other affairs (including future plans and targets), which in each case is received or obtained as a result of or in connection with entering into this Agreement (“Confidential Information”).

7.2	Clause 7.1 shall not prohibit any disclosure or use of any Confidential Information to the extent the disclosure or use is:

7.2.1
required by Applicable Law, any Relevant Authority or any stock exchange on which the securities of the Company, any Party or any holding company of it are listed or for the purpose of any judicial or arbitral proceedings arising out of this Agreement or any other Transaction Document;

7.2.2
made on a confidential basis to any Relevant Authority and required for the purpose of any governmental filing necessary to fulfil the Regulatory Conditions and the transactions contemplated by this Agreement;

7.2.3
made on a confidential basis to the professional advisers of any Party or any member of the Seller Group or the Purchaser Group (and any of their respective directors, officers, employee or consultants), provided that such persons need to know the Confidential Information for the purposes of considering, evaluating, advising on or furthering the sale and purchase of the Sale Shares or any matters arising in connection with the same, provided that such persons are under a legal obligation to treat such information as confidential;

7.2.4	concerns Confidential Information which is or will become publicly available other than by breach of this Agreement; or

7.2.5
consented to by the other Party with prior written consent to the disclosure or use, provided that before any disclosure or use of any Confidential Information pursuant to Clause 7.2.1, the Party concerned shall consult with the other Party insofar as is reasonably practicable and not prohibited by Applicable Law.

8.	ANNOUNCEMENTS

8.1
The Parties shall not make, and shall procure that no member of the Seller Group (in the case of the Seller) and no member of the Purchaser Group (in the case of the Purchaser), makes or issues any announcement, communication or circular in connection with the existence or the subject matter of this Agreement, save as permitted under Clauses 7.2 and 8.2.

8.2	Clause 8.1 shall not restrict any announcement, communication or circular:

8.2.1	made or issued by or on behalf of the Seller or any member of the Seller Group with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed);

8.2.2
made or issued by or on behalf of the Purchaser, or any member of the Purchaser Group, with the prior written consent of the Seller, such consent not to be unreasonably withheld, conditioned or delayed;

8.2.3
with substantially the same content as or within the scope of another announcement, communication or circular made or issued by or on behalf of the Purchaser, the Seller or any member of the Purchaser Group or the Seller Group; or

8.2.4
required by law or any Relevant Authority, court order, the rules of any relevant stock exchange or applicable accounting practices, but only to the extent so required and provided that the Party with an obligation to make such announcement or communication or issue a circular shall consult with the other Party so far as is reasonably practicable and permitted by Applicable Law before complying with such obligation.

9.	DEDUCTIONS AND WITHHOLDING

9.1
All sums payable under this Agreement shall be paid in full, in immediately available funds, without any set off, counterclaim, restriction, condition, deduction or withholding, in each case, except only as may be required by Applicable Law. For the avoidance of doubt: (i) the payor shall bear its own costs, charges, expenses and fees relating to the transmission or processing of any payment (including any bank, correspondent or intermediary charges and any inward receipt or payment processing fees) and shall have no right to receive or recover any amount from the recipient in respect of such amounts; and (ii) nothing in this Clause 9 entitles the payor to reduce or withhold any payment on account of any such charges, fees, costs or expenses.

9.2
If any deduction or withholding is required by Applicable Law, the payor shall account to the Relevant Authority for the amount so required to be deducted or withheld and shall pay the recipient such additional amount as will ensure that the recipient receives (after any deduction or withholding required by Applicable Law has been made), in total, the amount which it would have been entitled to receive in the absence of such deduction or withholding; provided that no such additional amount shall be payable in respect of any deduction or withholding on account of Tax imposed on the Purchase Price, except to the extent such deduction or withholding arises solely as a result of a connection of the payor with the jurisdiction imposing it.

10.	FURTHER ASSURANCE

Without prejudice to any other provision of this Agreement, each of the Parties shall from time to time so far as each is reasonably able to do or procure the doing of all such acts and/or execute or procure the execution of all such documents in a form reasonably satisfactory to the Party concerned as they may reasonably consider necessary to transfer the Sale Shares to the Purchaser or otherwise to give the other Party the full benefit of this Agreement.

11.	COSTS

11.1
Save as otherwise stated in any other provision of this Agreement, each Party shall pay its own costs and expenses in relation to the negotiations leading up to the sale and purchase of the Sale Shares and to the preparation, execution and carrying into effect of this Agreement.

11.2
The Purchaser shall bear the cost of, and shall arrange the payment of, all notarial or registration fees and stamp duty, transfer Taxes or similar Taxes or their equivalents in all jurisdictions arising as a result of any Transaction (including the sale and purchase of the Sale Shares) and (unless it is mandatory under Applicable Law for the Seller to do so itself) shall fulfil any administrative and reporting obligations imposed by any jurisdiction in connection with any Transaction within the time permitted by Applicable Law.

11.3
All amounts payable pursuant to this Agreement are, unless otherwise stated, exclusive of VAT. If anything under this Agreement constitutes the consideration for a taxable supply for VAT purposes, then:

11.3.1	the Party receiving that consideration shall provide a valid VAT invoice (which may be in electronic form) if one is required by law; and

11.3.2
except where the reverse charge procedure applies and subject to the provision of a valid VAT invoice where one is required in accordance with Clause 11.3.1, in addition to that consideration the Party providing that consideration shall at the same time pay to the recipient an amount equal to any VAT thereon.

12.	NOTICES

12.1
A notice or other communication in connection with this Agreement (each, a “Notice”) shall only be effective if it is in writing, in the English language and delivered by hand, recorded or special delivery, courier using an internationally recognised courier company, or email.

12.2	Any Notices under this Agreement to the Seller shall be sent to the Seller at its address or email address and for the attention of the individual set out below:

Attention: Board of Managers 26A, Boulevard Royal
L-2449 Luxembourg
Grand Duchy of Luxembourg
E-mail: luxembourgopps@oaktreecapital.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
20 Air Street, London, W1B 5AN, United Kingdom
E-mail: dschusterwoldan@paulweiss.com

12.3	Any Notices under this Agreement to the Purchaser shall be sent to the Purchaser at its address or email address and for the attention of the individual set out below:

Attention: Perry Van Echtelt and Thomas Andersen
10 Pasir Panjang Road
18-01, Mapletree Business City Singapore 117438
E-mail: pve@hafnia.com and tha@hafnia.com

with a copy (which shall not constitute notice) to:

Plesner Advokatpartnerselskab
Amerika Plads 37, DK-2100, Copenhagen, Denmark
Attention: Henrik Laursen and Janus Jepsen
E-mail: hla@plesner.com and jaj@plesner.com

12.4	Subject to Clause 12.5, a Notice shall be effective upon receipt and shall be deemed to have been given and received:

12.4.1	at the time of delivery, if delivered by hand or courier;

12.4.2	at the time of delivery recorded by the delivery company in the case of recorded delivery or special delivery; and

12.4.3
at time of sending, if sent by email, provided that receipt shall not be deemed to have occurred if the relevant sender receives an automated message indicating that the message has not been delivered to the relevant recipient(s).

12.5
Other than in the case of Notices sent by email, a Notice that is deemed by Clause 12.4 to be received on a day that is not a Business Day or after 5.00 p.m. on any Business Day shall be deemed to be received at 9.00 a.m. on the next Business Day. For the purposes of this Clause 12, all references to time are to the local time in the place of receipt.

13.	GENERAL

13.1
No Party shall, without the prior written consent of the other Party, assign, grant any security interest over, hold on trust or otherwise transfer, novate, subcontract or dealing in any manner with any of its rights or obligations (in whole or in part) under this Agreement.

13.2
Notwithstanding Clause 13.1, the Purchaser may assign its rights and obligations (in whole or in part) under this Agreement to a member of the Purchaser Group, provided that the Purchaser remains jointly and severally liable for all obligations of the assignee under the Agreement and provided that the liability of the Seller under this Agreement following such assignment shall be no greater than what it would have been prior to such assignment.

13.3
The failure to exercise, or delay in exercising, a right or remedy provided by this Agreement or by law does not impair or constitute a waiver of the right or remedy or an impairment of, or a waiver of, other rights or remedies. No single or partial exercise of a right or remedy provided by this Agreement or by law prevents further exercise of the right or remedy or the exercise of another right or remedy.

13.4
Any waiver of any term of this Agreement, waiver of any breach of any term of this Agreement, or waiver of, or election whether or not to enforce, any right or remedy arising under this Agreement or provided by law, must be in writing and signed by or on behalf of the person granting the waiver, and no waiver or election shall be inferred from a Party’s conduct.

13.5	A person who is not a Party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of, or enjoy any benefit under, this Agreement.

13.6	If any provision in this Agreement is held to be illegal, invalid or unenforceable by any judicial or other competent authority or otherwise (whether in whole or in part):

13.6.1	the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the Parties; and

13.6.2
to the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 13.6.1 then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 13.6.1, not be affected.

13.7
Nothing in this Agreement and no action taken by the Parties under this Agreement shall be deemed to constitute a partnership between the Parties nor constitute any Party the agent of any other Party for any purpose.

14.	ENTIRE AGREEMENT

14.1
This Agreement contains the whole agreement between the Parties relating to the subject matter of this Agreement and supersedes and extinguishes any previous written or oral agreement between the Parties in relation to the matters dealt with in this Agreement.

14.2
So far as is permitted by Applicable Law and except in the case of fraud, the only rights and remedies of the Parties in relation to any representation, warranty or undertaking made or given in connection with this Agreement shall be for breach of the relevant terms of this Agreement and each Party waives all other rights and remedies (including those in tort or arising under statute) in relation to any such representation, warranty or undertaking.

14.3	This Agreement may only be varied, supplemented or replaced by a document signed by each of the Parties and expressed to be a variation to this Agreement.

15.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, but shall not be effective until each Party has executed and delivered at least one counterpart. Each counterpart constitutes an original, and all the counterparts together constitute one and the same agreement. If this Agreement is executed in duplicate, each duplicate constitutes an original.

16.	GOVERNING LAW AND JURISDICTION

16.1
This Agreement and any non-contractual obligations arising out of or in connection with this Agreement (including any non-contractual obligations arising out of the negotiation of the transaction(s) contemplated by this Agreement) are governed by and shall be construed in accordance with English law.

16.2	The Seller and Purchaser agree that:

16.2.1	any dispute shall be referred to and finally determined by arbitration in accordance with the 2020 Arbitration Rules of the London Court of International Arbitration (the “LCIA”);

16.2.2	this arbitration agreement shall be governed by English law;

16.2.3	the seat of the arbitration shall be London, England;

16.2.4	the language of the arbitration shall be English;

16.2.5
the number of arbitrators shall be three, unless the Parties agree to have a single arbitrator. Each Party shall nominate one arbitrator. If either Party fails to make a nomination, the LCIA shall appoint the relevant arbitrator without affecting any nomination or confirmation of an arbitrator by the other Party. The two arbitrators nominated by the Parties shall within fifteen days of the confirmation of the second arbitrator jointly nominate a third arbitrator to act as presiding arbitrator. If the party-nominated arbitrators fail to agree, the LCIA shall appoint the presiding arbitrator. If this Clause operates to exclude a Party’s right to choose its own arbitrator, each Party irrevocably and unconditionally waives any right to do so; and

16.2.6	this agreement to arbitrate shall be binding upon the Parties, their successors and assigns.

16.3
Each Party irrevocably consents to any process in any legal action or proceedings arising out of or in connection with this Agreement (including its formation) being served on it in accordance with the provisions of this Agreement relating to service of Notices. Nothing contained in this Agreement shall affect the right of any Party to serve process in any other manner permitted by law.

[Remainder of page intentionally left blank – signature pages follow]

This Agreement has been entered into on the date written at the beginning of it.

SIGNED for and on behalf of
OCM NJORD HOLDINGS S.À R.L.	Signature of authorised signatory
by a duly authorised signatory
Hugo Froment
Name of authorised signatory

Manager
Title of authorised signatory

Signature of authorised signatory

Martin Eckel
Name of authorised signatory

Manager
Title of authorised signatory

Signature Page - Sale and Purchase Agreement - OCM

SIGNED
for and on behalf of	Signature of authorised signatory
HAFNIA LIMITED
by a duly authorised signatory	Ralph Steen Juhl
Name of authorised signatory

Executive Vice President
Title of authorised signatory